                                                                      EXHIBIT 19

Varco International, Inc.









1996
Third Quarter Report

TO OUR SHAREHOLDERS

The worldwide offshore drilling industry is continuing to strengthen, resulting in record Revenues, Net Income and order bookings for Varco. Oil companies are finding the economics of drilling offshore increasingly attractive, generating higher demand for offshore rigs, particularly "premium" rigs capable of drilling in deep water and hostile environments. Reflecting this demand, the worldwide utilization of offshore rigs averaged 91 percent during the third quarter, as compared to 86 percent for the same period of last year; and the effective utilization for some categories of rigs is approaching 100 per cent. As a result, day rates are increasing and contract terms are lengthening, with many deep water drilling rigs contracted into 1999 and beyond.

     These conditions are directly benefiting Varco as stacked rigs are being reactivated, existing rigs are being upgraded, and more funds are available for refurbishing and replacing equipment. In particular, we are benefiting from the upgrading of floating offshore rigs (semisubmersibles and drillships) to increase their water depth capacity.

     Third quarter Revenues of $98.1 million and Net Income of $7.2 million represented the highest quarterly totals in the Company's history; per share earnings were $.22. During the comparable period of last year, Net Income was $3.7 million, $.12 per share, on Revenues of $68.1 million. Incoming orders totaled $128.0 million for the most recent three months, also an all-time high, surpassing the $102.2 million recorded in the first quarter of this year. Order bookings were $67.8 million for the third quarter of 1995.

     Although each of the Company's four largest business units experienced increased Revenues and orders as compared to the third quarter of last year, most of the growth is attributable to the Shaffer Division. For the third quarter, Shaffer had Revenues of $38.9 million and incoming orders of $67.7 million, versus $16.6 million and $17.2 million, respectively, in the comparable quarter a year ago. As we have indicated in recent reports to you, the sharp increase in Shaffer's business has resulted from upgrading the water depth capacity of several floating offshore rigs. Each such upgrade represents significant revenue potential, as it requires equipment representing a substantial portion of the type Shaffer provides.

     With the industry recovery gaining momentum there is considerable evidence that the upturn is sustainable. Salomon Brothers' survey of Exploration and Production spending anticipates a 1996 increase in excess of eleven per cent from 1995, with another year of double-digit growth being projected for next year. It is significant that this survey also indicates that those spending plans generally assume lower oil and gas prices than currently prevail. Thus, it would appear that there is some "cushion" below the unexpectedly strong commodity prices that exist today, as well as some upside potential if they remain near current levels.

     After years of downsizing and consolidation, the recovery is enabling the oil service industry to begin generating much improved financial results and returns. We believe that the acquisitions we have made, together with our continuing investment in product development, have uniquely positioned Varco take advantage of the improved industry conditions. Our challenge is to reap the benefits of our past actions while continually planting the seeds of our future success.

     We appreciate the support and confidence of our shareholders, employees, suppliers, and friends.



Walter B. Reinhold                     George I. Boyadjieff
Chairman                               President and Chief Executive Officer

November 12, 1996

CONDENSED CONSOLIDATED
BALANCE SHEETS
(unaudited)

                                                  September 30,    December 31,
(in thousands)                                         1996            1995
--------------------------------------------------------------------------------
Cash and cash equivalents                           $  4,533         $  6,762
Receivables (net)                                     89,148           60,683
Inventories                                           84,509           69,206
Other                                                 10,148            8,663
    Total Current Assets                             188,338          145,314
Property, plant and equipment at cost
  less accumulated depreciation                       46,974           45,260
Rental inventory less accumulated
  depreciation                                        12,047            6,988
Cost in excess of net assets acquired                 35,588           36,371
Other assets                                          11,161           12,638
Total Assets                                        $294,108         $246,571


Accounts payable                                    $ 28,107         $ 21,356
Other liabilities                                     35,698           26,397
Current portion of long-term debt                     10,000           10,000
      Total Current Liabilities                       73,805           57,753
Long-term debt                                        27,671           29,539
Other non-current liabilities                          8,806            8,100
Total Liabilities                                    110,282           95,392


Common Stock and additional paid-in capital          141,242          124,552
Retained earnings                                     42,584           26,627
Total Shareholders' Equity                           183,826          151,179
Total Liabilities and Shareholders' Equity          $294,108         $246,571

                  VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

(unaudited)

(in thousands)                  Nine Months Ended September 30,
                                                1996       1995
---------------------------------------------------------------
Net income                                  $ 15,874   $ 11,997
Depreciation and amortization                  9,667      9,239
Increase (decrease) in operating
 cash flows:
   Receivables                               (28,465)    (4,222)
   Inventories                               (15,303)   (12,980)
   Accounts payable                            6,751      6,136
   Customer deposits                           3,385        304
   Taxes payable                               3,756      1,367
   Interest payable                           (1,056)       917
   Other                                       3,711      1,343
      Net cash from operating activities      (1,680)    14,101


   Short-term investments                                29,832
   Equipment purchases                        (7,344)    (8,397)
   Additions to rental inventory              (7,689)    (2,260)
   Proceeds from equipment sales                 587        402
   Other                                                    463
      Net cash from (used in)
       investing activities                  (14,446)    20,040


Payment on long-term debt                    (10,000)   (10,000)
Increase in line of credit                     8,000
Proceeds from issuance of Common Stock        15,897      1,061
Repurchase of Common Stock                              (26,343)
      Net cash from (used in)
       financing activities                   13,897    (35,282)
Net change in cash and cash equivalents       (2,229)    (1,141)
Cash and cash equivalents at
 beginning of year                             6,762      8,793
Cash and cash equivalents at
 end of quarter                             $  4,533   $  7,652

                  VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

(unaudited)

(in thousands,                       Three Months Ended      Nine Months Ended
except per share amounts)                September 30,          September 30,
                                       1994      1995         1996      1995
--------------------------------------------------------------------------------
Net sales                            $89,706    $61,507      $236,543  $182,776
Rental income                          8,198      6,313        21,491    18,607
Other income                             208        233         1,397     1,102
                                      98,112     68,053       259,431   202,485


Cost of sales                         62,244     41,115       163,751   119,256
Cost of rental income                  2,691      1,925         6,592     5,543
Selling, general and administrative   17,804     15,235        51,056    45,870
Research and development costs         3,223      3,302        10,585     9,837
Interest expense                         918      1,019         2,959     3,512
                                      86,880     62,596       234,943   184,018

Income before income taxes            11,232      5,457        24,488    18,467
Provision for income taxes             4,065      1,776         8,614     6,470
Net income                           $ 7,167    $ 3,681      $ 15,874  $ 11,997
Net income per share of Common
  Stock                              $   .22    $   .12      $    .50  $    .38
Shares used to calculate earning
per share                             32,118     30,640        31,488    31,911

Note: These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1995.

                  VARCO INTERNATIONAL, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL INDUSTRY CONDITIONS

Worldwide drilling activity, as measured by the average number of active drilling rigs, increased in the first nine months of 1996 to an average of approximately 1,807 from an average of approximately 1,697 during the same period in 1995. North American drilling activity increased approximately 6% to an average of approximately 1,003 rigs. International drilling activity increased by 5% to an average of approximately 792 as compared to 756 in the first nine months of 1995.

     Offshore drilling activity increased significantly year-to-year, as reflected by an increase in rig utilization (mobile offshore rigs under contract as a percent of available rigs). For the third quarter of 1996, mobile offshore rig utilization averaged 91%, the highest level since early 1982, as compared to 86% in the third quarter of 1995. The higher utilization was accompanied by increasing day rates and longer contract periods, particularly among the "premium" offshore rigs.

     The increase in drilling activity, particularly the increase in offshore rig utilization, has led to higher day rates and improved profits and cash flow for the Company's major customers, the offshore drilling contractors.

RESULTS OF OPERATIONS

Set forth below are the net orders and revenues for the Company's five operating divisions:

                           Three Months Ended     Nine Months Ended
September 30,               1996        1995       1996      1995

-------------------------------------------------------------------
Varco Drilling Systems    $ 28,497   $ 23,693   $ 81,653   $ 71,099
Varco BJ Oil Tools          14,110     10,348     41,699     31,452
Martin-Decker/TOTCO
  Instrumentation           15,861     14,406     44,600     43,585
Shaffer                     67,696     17,180    141,303     55,239
Thule Rigtech                1,810      2,176      6,123      7,972
Total                     $127,974   $ 67,803   $315,378   $209,347


Varco Drilling Systems    $ 30,142   $ 24,023   $ 87,373   $ 74,051
Varco BJ Oil Tools          12,672     11,062     36,684     31,292
Martin-Decker/TOTCO
  Instrumentation           14,658     13,860     43,727     42,687
Shaffer                     38,904     16,593     83,671     45,098
Thule Rigtech                1,528      2,282      6,579      8,255
Total                     $ 97,904   $ 67,820   $258,034   $201,383

Order bookings increased $106.0 million, 51%, in the first nine months of 1996 and $60.2 million, 89%, in the third quarter of 1996 as compared to the same periods of 1995. These increases are mostly attributable to the Shaffer Division and included orders to upgrade several offshore rigs (primarily floating offshore rigs used in deepwater drilling) with higher capacity pressure control, motion compensation and related equipment. The nine-month bookings for Drilling Systems in 1996 include orders for 36 Top Drive Drilling Systems, including orders for 13 of the Company's new land top drives ("TDS-9S"). Total Top Drive Drilling Systems orders were 26 in the comparable 1995 period. The year-to-year increase in order rates at the Oil Tool Division generally reflects the overall increase
--------------------------------------------------------------------------------
in drilling activity and the impact of improved cash flow for the drilling contractors.

     The Company's increased revenue levels in the 1996 periods as compared to 1995 are generally due to improved industry conditions as discussed above. Particularly significant has been the impact on Shaffer of the upgrade of floating offshore rigs. The increase in the Shaffer Division revenues accounted for 74% of the third quarter increase from the comparable year-ago period, and 68% of the increase for the nine-month period. The increased Drilling Systems revenue, as compared to the first nine months of 1995; are attributable to the Racking Systems product line and to an increase in the parts and service revenue.

     At September 30, 1996 the Company's backlog of unshipped orders was approximately $132.7 million as compared to $75.4 million at December 31, 1995. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time. The Company believes that most of the backlog will be shipped by mid-1997.

     Gross margin (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the first nine months of 1996 was 34.0%, compared to a gross margin of 38.0% for the same period in 1995. Approximately 2.0% of this decline is due to lower margins at the Drilling Systems Division. These lower margins primarily reflect low margins on TDS-9S units ($8.5 million in Revenue), which included high field support costs, and generally higher manufacturing cost, particularly during the earlier part of the year. Prior to the second quarter of 1996, the TDS-9S product line incurred negative margins. These margins have improved to just over 20% in the third quarter of 1996. The balance of the decline is due to higher Shaffer revenues which carry lower gross margins (due principally to price competition) than the combined gross margins of the other Divisions. Gross margins for the third quarter 1996 decreased to 33.7% from 36.5% in the third quarter 1995. This decline in margins of 2.8% is primarily due to the increase in Shaffer's revenue. The impact of Shaffer's lower margins represented 1.6% of the 2.8% decline. The balance of the third-quarter decline was primarily due to lower-than-average margins on newer products at Drilling Systems.

     The Company believes that new product development is a significant factor for the future of the Company. During the first nine months of 1996 the Company spent $10.6 million or 4.1% of revenues on new product development. This compares to $9.8 million or 4.9% of revenues during the same period in 1995. The Company expects both the dollar amount and percentage of research and development expenditures in 1997 to increase.

     Primarily as a result of activities related to the increased revenues, selling, general and administrative expenses have increased in 1996 when compared to similar periods in 1995. However, as a percent of revenues, selling, general and administrative expenses are down year-to-year. For the first nine months of 1996 this percent was 19.7%, and it compares to 22.7% for the same period of 1995.

     Overall Company employment at September 30, 1996 was 1,843 (including 230 temporary employees) which compares to 1,572 (including 219 temporary employees) a year ago. This increase is primarily due to an increase in manufacturing employees.

     The effective tax rate for he third quarter of 1996 was 36% as compared to 33% for 1995. The lower third quarter 1995 tax rate is due to recording a credit for a foreign tax loss carryforward.

LIQUIDITY AND CAPITAL RESOURCES

On May 29, 1996 the Company completed the sale of 989,406 shares of its Common Stock at a price to the public of $15.875 per share. A portion of the net proceeds from the sale of approximately $14.6 million was used to make the $10.0 million principal payment due June 30, 1996 on the Senior Notes. At September 30, 1996 the Company had cash and cash equivalents of $4.5 million as compared to $6.8 million at December 31, 1995. This decrease was due to increased working capital, primarily receivables and inventory.

     In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The principal of the Senior Notes is payable in five equal annual installments of $10.0 million, the first of which was made on June 30, 1995. Effective as of March 8, 1995, the holders of the Senior Notes waived compliance with certain covenants contained in the Note Agreement in order to permit certain purchases of the Company's Common Stock and amended certain financial covenants. The Senior Notes include a yield maintenance prepayment penalty if any principal is repaid prior to the installment due date. Had the entire outstanding principal amount been prepaid at September 30, 1996 the prepayment penalty would have been approximately $1.4 million.

     On February 25, 1993 the Company entered into an unsecured revolving credit agreement with Citicorp USA, Inc. and Citibank, N.A. (the "Credit Agreement"). Effective as of March 17, 1995 the Credit Agreement was amended to (1) extend the maturity date from March 31, 1996 to October 31, 1998; (2) increase the total maximum facility from $20.0 to $35.0 million, consisting of a loan facility of $25.0 million and a letter of credit facility of $10.0 million; and
(3) amend certain covenants to permit certain purchases of Company stock and to amend certain financial ratios. At September 30, 1996 there were $8.0 million in advances outstanding and $5.0 million in letters of credit outstanding under this facility.

     Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to 25% of the Company's consolidated net income arising after January 1, 1992, computed on a cumulative basis. In addition, pursuant to a December 31, 1995 amendment to the Credit Agreement, the Company may repurchase at any time prior to December 31, 1996 shares of its Common Stock for an aggregate cost not exceeding $50.0 million, including the 3,150,560 shares purchased pursuant to the Company's 1995 tender offer. The Company may also purchase or otherwise acquire shares of Common Stock from the proceeds of the substantially concurrent sale of shares of Common Stock.

     On May 26, 1994 the Company announced that its Board of Directors authorized the repurchase of up to one million shares of the Company's Common Stock for an aggregate purchase price not exceeding $6.0 million (the "Repurchase Program"). On May 26, 1995 the Company announced an increase and extension of the above Repurchase Program. The total number of shares authorized for repurchase was increased to 1,500,000; the maximum aggregate purchase price was increased to $11.0 million and the purchase period was extended through December 31, 1996. To date, the Company has repurchased on the open market 627,600 shares of its Common Stock at an average price of approximately $8.00 per share. The last such purchase was on December 6, 1995.

     At September 30, 1996 the Company's working capital was $114.5 million as compared to $87.6 million at December 31, 1995 and its current ratio was 2.6 to
1.0 as compared to 2.5 to 1.0 at December 31, 1995. Long-term debt as a percent of total capitalization was 13% at September 30, 1996 as compared to 16% at December 31, 1995. The increase in working capital is due to the higher level of receivables and inventory needed to support the Company's higher revenue levels. The lower debt to total capitalization ratio is primarily due to the sale of Common Stock to the public.

     The increase to the Company's rental inventory of $7.7 million during the first nine months of 1996 is primarily due to the addition of Drilling Systems' TDS-9S units to the rental fleet.

     The Company's capital expenditures during the first nine months of 1996 were $7.3 million as compared to $8.4 million (including $3.6 million for the purchase of Martin-Decker/TOTCO's manufacturing facility) for the 1995 nine-month period. The Company's current plans for capital expenditures in 1996 are approximately $11.0 million. During 1997 capital expenditures are expected to increase to over $20.0 million, primarily consisting of equipment purchases. The Company believes its revolving credit facility and its cash and cash equivalents will be sufficient to meet operating its cash needs and to make the June 30, 1997 principal payment on the Senior Notes. The Company intends to finance a portion of its 1997 capital expenditures.

PROFILE

Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide. The Company also leads in the development of new technology and equipment to enhance the safety and productivity of the drilling process. Operating through five divisions, the Company's products include: integrated systems for rotating and handling the various sizes and types of pipe used on a drilling rig; conventional pipe handling tools, hoisting equipment and rotary equipment; drilling rig instrumentation; pressure control and motion compensation equipment; and solids control equipment and systems.

INVESTOR CONTACT

Richard A. Kertson
Vice President -- Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92668
Tel (714) 978-1900
Fax (714) 937-5029

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